[Letterhead of ANSYS, Inc.]

June 19, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Attn: Mr. Mark P. Shuman

Re:	ANSYS, Inc. Registration Statement on Form S-4 (File No. 333-150435)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ANSYS, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 5:30 p.m. (Washington, DC time) on Friday, June 20, 2008 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please contact Joseph L. Johnson III, Esq. of Goodwin Procter LLP, counsel to the Registrant, at (617) 570-1633.

Very truly yours,

/s/ Sheila S. DiNardo

Sheila S. DiNardo, Esq.
ANSYS, Inc.